UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       January 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated January 11, 2007

2.

News Release dated January 16, 2007

3.

News Release dated January 25, 2007

4.

News Release dated February 5, 2007

5.

News Release dated February 16, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: May 16, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V: KGN

KEEGAN INCREASES NON BROKERED PRIVATE PLACEMENT TO $15,125,000

February 5, 2007, Keegan Resources Inc. (the “Company”) is pleased to announce that it is increasing its non brokered financing previously announced on January 25, 2007 to 5.5 million units to raise $15,125,000. Each $2.75 Unit consists of one common share and one half of a non-transferable share purchase warrant entitling the holder of each whole warrant to purchase within twenty four months one additional common share of the Company at a price of $3.25. The warrants will be subject to an acceleration clause whereby after 9 months from issuance if the shares of the Company trade above $4.00 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. The financing is scheduled to close on February 8th.

The proceeds of the financing, coupled with the Company's current treasury, will be used to drill and advance the Company’s Esaase and Asumura gold properties in Ghana.

On Behalf of the Board of Directors,

Dan McCoy, Ph. D.

President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

PRESS RELEASE

TSX-V: KGN

Keegan Defines Trenched Gold Zone over 2 kilometers at Esaase

Vancouver, January 16, 2007: Keegan is pleased to announce recent results from its bedrock trenching program at the Esaase Gold property located in southwest Ghana. The most significant new intercept, 50 meters @ 1.26 g/t Au, comes from a trench located over 500 meters southeast from previously released trench and drill results. This extends the strike length of the mineralized system to over 2 km where it is still open to both north and south and at depth. Please see www.keeganresources.com for maps.

The comprehensive 2007 Esaase program continues with two excavators assigned to trenching and with two drill rigs to the previously announced infill and exploration drill programs.

Table 1: New Trench Results greater than 1 g/t Au from Keegan's Esaase Property

Location	From (m)	To (m)	Width (m)	Grade (g/t au)
7800 Trench	35	40	5	1.37
8200 Trench B	100	150	50	1.26
18200 Trench C	80	95	15	1.59
10200 Trench	25	30	5	4.11
10800 Trench B	5	10	5	1.39

Richard Haslinger is the Qualified Person with respect to NI 43-101 at Esaase. All trench intercepts released are from 5 meter channel samples designed, as much as topography allows, to go across the strike of the mineralized faults. Trenches are assayed using standard fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana. QA/QC program using internal and external standards and duplicates and internal blanks is employed.

About Keegan Resources With a primary focus on established gold districts located in stable political environments, Keegan's seasoned exploration and management team have leveraged their collective experience and networks of contacts to efficiently assess, acquire and explore high quality, mid stage, precious and base metal projects. With two active exploration programs in Ghana combined with an enviable capital structure the company is well positioned to deliver an active, exciting year for its investors.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

PRESS RELEASE

TSX-V: KGN

KEEGAN ARRANGES NON BROKERED PRIVATE PLACEMENT FOR THE RAPID ADVANCEMENT OF ESAASE AND ASUMURA GOLD PROJECTS

January 25th, 2007, Keegan Resources Inc. (the “Company”) is pleased to announce that it has arranged, subject to necessary regulatory approvals, a non-brokered private placement of up to 4 million Units of the Company at a price of $2.75 per Unit for total proceeds of up to Cdn$11,000,000. Each Unit will consist of one common share and one half of a non-transferable share purchase warrant entitling the holder of each whole warrant to purchase within eighteen months one additional common share of the Company at a price of $3.25. The warrants will be subject to an acceleration clause whereby after 9 months from issuance if the shares of the Company trade above $4 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. Finder's fees of 6% in cash or common shares of the Company plus finder’s warrants equal to 10% of the Units placed will be payable to eligible finders in connection with the financing. The finder’s warrants will have the same terms as the warrants comprising the Units. All securities issued will be subject to a four month hold period.

The proceeds of the financing, coupled with the Company's current treasury, will be used to drill and advance the Company’s Esaase and Asumura gold properties in Ghana.

On Behalf of the Board of Directors,

Dan McCoy, Ph. D.

President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

PRESS RELEASE

TSX-V: KGN

KEEGAN INCREASES NON BROKERED PRIVATE PLACEMENT TO $15,125,000

February 5, 2007, Keegan Resources Inc. (the “Company”) is pleased to announce that it is increasing its non brokered financing previously announced on January 25, 2007 to 5.5 million units to raise $15,125,000. Each $2.75 Unit consists of one common share and one half of a non-transferable share purchase warrant entitling the holder of each whole warrant to purchase within twenty four months one additional common share of the Company at a price of $3.25. The warrants will be subject to an acceleration clause whereby after 9 months from issuance if the shares of the Company trade above $4.00 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. The financing is scheduled to close on February 8th.

The proceeds of the financing, coupled with the Company's current treasury, will be used to drill and advance the Company’s Esaase and Asumura gold properties in Ghana.

On Behalf of the Board of Directors,

Dan McCoy, Ph. D. President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

PRESS RELEASE

TSX-V: KGN

KEEGAN CLOSES $15,571,875 NON BROKERED PRIVATE PLACEMENT
ANNOUNCES STRATEGIC INVESTMENT BY NEWMONT

February 16, 2007, Keegan Resources Inc. (the "Company" or "Keegan") (TSX-VEN: KGN) is pleased to announce that it has completed the recently announced financing (the "Offering") by placing 5,662,500 million Units at a price of Cdn. $2.75 per Unit to a number of accredited and institutional investors. Each Unit consists of one common share and one half of one non-transferable share purchase warrant entitling the holder to purchase, within twenty-four months, one additional common share of Keegan for each full warrant at a price of $3.25. The warrants are subject to an acceleration clause whereby if after nine months the shares of the Company trade above $4.00 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. All of the securities issued are subject to a four month resale restriction period.

Finder's fees of 6% in cash plus finder's warrants equal to 10% of the Units placed will be payable to eligible finders in connection with the financing. The finder's warrants will have the same terms as the warrants comprising the units.

Keegan is also pleased to announce that Newmont Canada Limited, an affiliate of Newmont Mining Corporation ("Newmont"), subscribed for 1 million Units under this Offering. After this Offering, on a fully diluted basis assuming all warrants are exercised Newmont will own approximately 5% of the Company. Newmont has also been granted the right to maintain its share ownership % as may exist at the time of subsequent financings up to a limit of 9.9% on a fully diluted basis. If Newmont, through subsequent market purchases or other means acquires 19.9 % of the fully diluted shares of Keegan it will be obliged to make a take over bid for all remaining shares of Keegan. No finder's fees or finder's warrants are payable with respect to Newmont's participation in the Offering.

Newmont is one of the world's largest gold producers with significant assets or operations on five continents. More importantly for Keegan, Newmont is an established, successful producer in Ghana with its world class Ahafo gold mine which has a plus 12 million ounce reserve and which poured its first ounce of gold in August 2006. Ahafo is projected to produce up to 500k ounces annually.

Keegan's Asumura project is located 65km south of Ahafo along one of Ghana's prolific greenstone gold belts. Keegan has confirmed the size potential at Asumura by discovering three 2-8 km long soil anomalies coincident with major geophysical features in 2006. Keegan is currently compiling and interpreting the results of its first reconnaissance drill program in preparation for a second planned program in early 2007.

Net proceeds from the Offering will be used for exploration and drilling on Keegan's Esaase and Asumura gold projects located in Ghana and for general working capital.

About Keegan Resources With a primary focus on established gold districts located in stable political environments, Keegan's seasoned exploration and management team have leveraged their collective experience and networks of contacts to efficiently assess, acquire and explore high quality, precious and base metal projects. With two active exploration programs in Ghana combined with an enviable capital structure the company is well positioned to deliver an active, exciting year for its investors.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For further information with respect to the Newmont transaction and other corporate development matters Contact: Shawn Wallace, Corporate Development, 604-603-0891.

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.